LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

SUPPL

February 13, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Financ
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

07021115

RECEIVED

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

**Press Release of February 12, 2007**

- **Legacy Hotels Real Estate Investment Trust Announces Acquisition of the Fee Interest In Its Moncton Hotel**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
FEB 2 0 2007 E
THOMSON
FINANCIAL

dlw 2/16

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO ONTARIO M5K 1J1
T 416 860 6100 F 416 860 6101

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: P. McMullan
Paula A. McMullan
Secretary

Enclosure

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

**File No. 82-34729**

RECEIVED

**For immediate release**

# LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES ACQUISITION OF THE FEE INTEREST IN ITS MONCTON HOTEL

**Toronto, February 12, 2007** - Legacy Hotels Real Estate Investment Trust ("Legacy")(TSX: LGY.UN) today announced that it has reached an agreement to acquire the fee interest in the 310-room Delta Beausejour in Moncton for approximately $21.2 million plus closing costs. Legacy currently owns the leasehold interest in the property, which expires in 2015. Legacy expects to invest approximately $6.0 million in the property to renovate and reposition the hotel.

Delta Beauséjour is located in Moncton's downtown core, the geographic centre of the Maritimes. Amenities include 15 meeting rooms with a total of 24,000 square feet of meeting space, an indoor pool, fitness centre and two full-service restaurants including the award-winning Windjammer Dining Room.

The acquisition is expected to be financed by a $25.0 million mortgage on the property. Incremental mortgage proceeds will be used to partially fund the capital investment program at the hotel. Closing is anticipated in March 2007. Legacy anticipates that this transaction will be immediately accretive to its earnings. Net annual lease payments on the fee interest being acquired approximated $1.7 million in 2006.

"We're pleased to have acquired this long-term position in the Delta Beausejour. Value enhancement efforts, including addressing some of our leasehold interests, has been a strategic priority for Legacy over the past year," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "Moncton represents an important and growing market in eastern Canada. Our commitment to investing capital in the asset should provide further opportunities for improved performance at the hotel."

**About Legacy Hotels Real Estate Investment Trust**

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

END